U.S. Securities and Exchange Commission

                              Washington, DC 20549
                          Notice of Exempt Solicitation


1. Name of the Registrant:

Lear Corporation
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2. Name of person relying on exemption:

Pzena Investment Management, LLC
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3. Address of person relying on exemption:

120 West 45th Street, 20th Floor, New York, NY  10036
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4. Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

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

                        Pzena Investment Management, LLC
              120 West 45th Street, 20th Floor, New York, NY 10036

                                                                  March 21, 2007

Institutional Shareholder Services
2099 Gaither Road
Rockville, MD 20850

Glass, Lewis & Company
One Sansome Street, Suite 3300
San Francisco, CA 94104

PROXY Governance Inc.
8000 Towers Crescent Drive, Suite 1500
Vienna, VA 22182


Greetings,

We are writing concerning the takeover offer by Carl Icahn's American Equity Partners LP of Lear Corporation. We are major, long-time shareholders of Lear and believe the $36 offering price is far below the fair value of the company. We believe Lear is currently earning far less than it could in a normal business environment and based on those earnings, we think the company is worth between $55 and $60 a share. We plan to vote against the deal and have urged other shareholders to do the same.

We believe the company's management and the potential buyer intend to capture those potential gains for themselves, rather than allowing outside shareholders to participate in the recovery. We see this as a disturbing trend, and appreciate your willingness to protect the rights of public shareholders.

Knowing the pivotal role your organization can play in these situations, we want to present you with our analysis of Lear's future earnings potential. We also want to raise issues of conflict of interest between Lear's management and Mr. Icahn. Finally, we'd like the opportunity to meet you in person to go through our analysis.

Feel free to call with any questions.

Sincerely,

/s/ Richard S. Pzena and John Goetz
---------------------------------------
Richard S. Pzena and John Goetz
Co-Chief Investment Officers
Pzena Investment Management
212-583-1295

LEAR ANALYSIS FROM PZENA INVESTMENT MANAGEMENT


BACKGROUND

Lear is a major auto parts company with about 80% of net sales coming from auto seating and the remainder from electronics. The company divested its auto interiors business (interior parts other than seats) last year to an entity controlled by Wilbur Ross. The company supplies nearly all major auto makers but is heavily dependent on the Big Three.

The company's long-term profitability comes from the seating business. Unlike other businesses in the auto supply chain, seating has historically been a profitable industry. Two major players--Lear and Johnson Controls--have 80% market share, which is split evenly. The business does not require heavy capital spending and seats, because of their bulkiness, cannot be shipped very far, which further limits competition. Lear had $12 billion in revenue in this business last year, and historically has seen mid single digit growth.

Lear is also a major player in the electronics business, with $3 billion in revenue and margins in the upper single digits. The interiors business, which Lear disposed of last year, had been losing money in recent years.


LEAR'S PROFITABILITY

Lear's earnings are well below their historical normal level. Earnings have declined significantly due to several negative factors which have combined to dampen results temporarily. These factors are:

1. dramatically lower demand for some highly profitable SUV models 2. rapidly rising raw material prices 3. broad industry pricing pressure

In the seating business, operating margins excluding restructuring costs have already rebounded to 5.6% in 2006 from 3.2% in 2005. We agree with management (as presented at the Gabelli Automotive Aftermarket Symposium) that normal margins are between 6% and 7%. Margins are likely to return to historical levels as the product mix improves and raw material price increases are either passed on and/or the price of raw materials begins to decline. Lear itself, as recently as late last year, predicted a return to normal margins in 2008. In the electronics business, operating margins remain depressed at 4.9% and we see normal margins at 7%.

Several factors will enable Lear to return to normal margins. First are raw material prices. Lear would obviously benefit if raw material prices fell. But even if they don't, it will also be able to pass through a portion of those price increases to customers. Its two main competitors expect to do that too. Lear will also benefit from the end of a series of restructurings that cost $300 million over the past two years.

The company will get a boost from an estimated $1.2 billion in tax loss carry-forwards, which we believe have a net present value in excess of $4 a share. And, Lear's interest in the joint venture to which it sold its interiors business has more than $4 per share in value.

By our analysis, Lear should grow revenue roughly 2% per year for the remainder of the decade. Lear has had several different revenue growth estimates in the past few months. Last July, Lear management told the company's board that there would be almost no revenue growth for the next three years. Three months later, Lear told investors at the Gabelli conference that it was targeting 5% annual sales growth. Then, after the company began negotiating with Mr. Icahn, management told the board it expected revenue to fall an average of 3% a year over the next three years. While internal projections may have changed, a lower growth rate would better justify the low deal price.

Nevertheless, our analysis points to roughly $16 billion in revenue over the same time period. With that modest growth rate, Lear's earnings should accelerate rapidly over the next few years. The company can earn more than $4 a share in 2009, compared with a loss of $1.50 in 2006 and a profit of $2.04 a share in 2007, as expected by the consensus of Wall Street analysts.

Lear itself appears to share our optimistic view of the future. In a presentation to analysts in January, the company said its main priority was to return the business to historic levels of operating margins and free cash flow. The company said it expects to get $125 million in annual savings from its recent restructuring. It also predicted that seating margins would improve to the mid 5% level, electrictronics margins would rise to between 5.5% and 6% and it would have solidly positive free cash flow. The company is guiding to between $560 million and $600 million in core operating earnings for 2007.


THE DEAL

As demonstrated above, one does not need heroic assumptions to believe Lear's earnings can reach $4 a share. At roughly the market multiple of 15 times earnings, Lear would be worth $60. That's far above the $36 offer price, meaning the acquirer would nearly double his money in just a couple of years. Some historical perspective bolsters the argument that $60 a share is not an unreasonable price for Lear's stock. It traded at $33, just below the current offer price, as recently as November. And the shares were at $60 at the start of 2005. Mr. Icahn's offer was just a 3.8% above the previous day's closing price for Lear.

There are other corporate governance issues involving the deal that are clearly not in the interest of outside shareholders. One is the conflict of interest between Lear's current management and the acquirer. Mr. Icahn has offered management pay packages worth tens of millions of dollars and, not surprisingly, management supports Mr. Icahn's bid. The top executives get: guaranteed contracts and bonuses; their current stock and options holdings immediately vest and are paid out, a portion of their retirement benefits are paid early and they get options to buy a total of 1.6% of the company at a price equal to the deal price. If Lear's valuation rises to the equivalent of $60 before the options expire, this piece of their compensation alone would be worth more than $29 million for the three of them. Finally, the company would set aside up to 6% of its shares as grants to employees, the total value of which would top $275 million at the equivalent of a $60 share price.

What is amazing to us is that Mr. Icahn has a long history of criticizing corporate managers, arguing that the executives who run most American companies are greedy and inept. At Lear, where the share price has been effectively flat for a decade and where management spent more than more than $3 billion to build an auto interiors business that it sold for a fraction of that amount, the current executive team is excellent in his view. Indeed, the day Mr. Icahn's offer was accepted by Lear's board, new employment contracts for Lear's top three executives were filed with the SEC.

Clearly these contracts create a conflict of interest for management. We are concerned that management is acting in their own interests instead of the interests of shareholders. The proxy clearly states that the board approved the deal in part because management was in favor of it.

What is more disturbing to us is that the board, faced with a clearly conflicted management, refused our offer to present our analysis of the company's valuation to them before they approved the deal. (We have included a copy of that letter.) Indeed, the board appeared to be in a rush--the offer was made on a Monday and approved that Friday. The day before the board vote, Lear shares closed 11% above the offer price.

There is also evidence that the company considered the possibility of an offer from Mr. Icahn last fall. In its proxy, the company says discussions with Mr. Icahn didn't begin until January. Consider the chronology. Last October, Mr. Icahn bought 8.7 million shares of Lear at a negotiated below-market price of $23 a share. Mr. Icahn was already a shareholder in Lear, and at the time of the transaction, we shared with him our analysis of Lear's future profitability.

Then last November when Lear sold bonds to term out its debt, it said it had "no present intention to engage in a transaction involving change of control, although it is possible that we would decide to do so in the future." But at the same time, Mr. Icahn was included as a "permitted holder" within the change of control language for some of those bonds. Under the change of control provisions in those bonds, anyone not named as a "permitted holder" would have to buy back the bonds at a premium if they were to buy the company. This makes an acquisition even more expensive for anyone but Mr. Icahn. It was only two months after the bonds were sold and the company said it had no present intention to sell itself that Mr. Icahn began negotiating with management about buying the company. The only thing that changed in the interim is that Lear disposed of its money-losing interiors business.

The terms of the transaction make it difficult for another bidder to emerge. While Lear did agree to a go-shop period, it is only 45 days long. In addition, the company agreed to a breakup fee that could top $90 million, which is high relative to other recent deals. That along with Mr. Icahn's privileged status in relation to Lear's bonds and the low-cost stake he already has in the company make it hard for someone to top his offer. The board has created a situation where Mr. Icahn wins no matter what. Either he gets the company at a low price, another buyer comes and he gets their higher price plus the breakup fee, or the company remains independent and his stake in Lear appreciates as earnings return to normal.


SUMMARY

We believe Mr. Icahn's offer for Lear follows a disturbing pattern of companies siding with private equity buyers against public shareholders. This situation is particularly egregious because of the windfall that management would receive in such a deal and because of the clear potential for improvement in the company's operations.

We agree with Mr. Icahn in one key area: Lear at its current price is undervalued. In a recent prospectus for a debt offering for American Real Estate Partners, the Icahn affiliate that is actually seeking to acquire Lear, Mr. Icahn states: "We intend to continue to make investments in real estate and in companies or their securities which are undervalued." Our response is why should shareholders, or the company's board, agree to sell to a buyer who is effectively saying he is getting the company on the cheap.

We are not alone in our view of the deal, there are currently seven outstanding lawsuits seeking to block it. Other outside shareholders have sold or reduced their stakes, because they don't want to be involved in a merger situation or because they feel the offer, even if it is rejected, will make it harder for them to realize their fair value of their investment.


For further information, please contact Richard Pzena at 212-583-1295 or Lawrence Kohn at 212-583-0594.